SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                          INDUSTRIAL TECHNOLOGIES, INC.
                          ---------------------------
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                           --------------------------
                         (Title of Class of Securities)


                                   456360106
                                 --------------
                                 (CUSIP Number)


Marshall M. Becker, Esq.
20 East 35th Street, Apt. 3F
New York, New York 10016
(212) 779-3646
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               November 26, 1997
            (Date of Event Which Requires Filing of this Statement)

Check the following box if a fee is being paid with the statement. /x/

                                  SCHEDULE 13D

CUSIP No. 456360106
          ---------

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(1)  NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Stanley S. Becker
             ###-##-####
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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)/ /
                                                                 (b)/ /
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(3)  SEC USE ONLY
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(4)  SOURCE OF FUNDS
                     PF
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(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
                                                                   / /
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(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
                                 United States
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                    (7)  SOLE VOTING POWER
NUMBER OF                282,000
SHARES              ------------------------------------------------------------
BENEFICIALLY        (8)  SHARED VOTING POWER
OWNED BY                 0
EACH                ------------------------------------------------------------
REPORTING           (9)  SOLE DISPOSITIVE POWER
PERSON                   282,000*
WITH                ------------------------------------------------------------
                    (10) SHARED DISPOSITIVE POWER
                         0


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(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   282,000**
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(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                     / /
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(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      5.3%
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(14)  TYPE OF REPORTING PERSON
                                       IN
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THIS DOCUMENT IS A COPY OF THE FORM 13D OF STANLEY S. BECKER FILED ON JANUARY 9,
            1997 PURSUANT TO RULE 201 TEMPORARY HARDSHIP EXEMPTION.
* Does not include 250,000 warrants to purchase shares of common stock exercisable commencing February 1, 1995.

**   Assuming only exercise of all warrants held by the Reporting Person, percent of class would be 9.9%.

Item 1. Security and Issuer.
        --------------------
          This statement relates to shares of Common Stock, $0.01 par value
(the "Common Stock"), of Industrial Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at One Trefoil Drive, Trumbull, Connecticut 06611.

Item 2. Identity and Background.
        -----------------------
     (a) Stanley S. Becker (the "Reporting Person")

     (b),(c)  Dentist
              Business Address:
              1146 Hylan Boulevard
              Staten Island, New York 10306

     (d),(e) During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  United States of America

Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------
          The shares of Common Stock and Warrants (as defined below) of the Issuer acquired by the Reporting Person were so acquired with funds from the Reporting Persons personal savings.

Item 4.   Purpose of Transaction.
          -----------------------
          The Reporting Person acquired 250,000 shares of Common Stock and 250,000 Warrants for investment purposes only, however, 32,000 shares of Common Stock which were purchased in the open market have been purchased for investment or any other legitimate purpose. Subject to certain restrictions, including registration requirements, the Reporting Person may make additional purchases of Common Stock or Warrants to purchase Common Stock of the Issuer either in the open market or in private transactions, depending on the Reporting Person's evaluation of the Issuer's business, prospects and financial condition, the market for the securities of the issuer, other opportunities available to the Reporting Person, general economic conditions, money and stock market conditions, regulatory approvals and other future developments. Depending upon, among other things, the factors set forth above, the Reporting Person reserves his right to dispose of all or part of his investment in the Common Stock and Warrants to Purchase Common Stock of the Issuer at any time, subject to certain restrictions, including registration requirements.

          The Reporting Person has no plans or proposals which relate to or would result in:

               (1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               (2) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               (3) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (4) any material change in the present capitalization or dividend policy of the Issuer;

               (5) any other material change in the Issuer's business or corporate structure;

               (6) any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               (7) causing the Common Stock of the Issuer to be delisted from a national securities exchange;

               (8) causing the Common Stock of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

               (9) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------
     (a),(b),(c) At the close of business January on January 9, 1997, the Reporting Person beneficially owned 282,000 shares of Common Stock and 250,000 Warrants to purchase shares of Common Stock of the Issuer. Of the 250,000 Warrants, 125,000 are Series A Warrants which are exercisable at no cost (due to the Issuer's failure to meet certain performance criteria) until their expiration on September 30, 1997. There are also 125,000 Series B Warrants which are exercisable at a price of $0.51 and the Series B Warrants expire on September 30, 1997. The shares of Common Stock of the Issuer held by the Reporting Person constitute approximately 5.3% of the total number of shares of Common Stock of the Issuer outstanding as of January 9, 1997. Assuming conversion only of the Warrants held by the Reporting Person, the Reporting Person would beneficially own approximately 9.9% of the total number of shares of the Issuer's Common Stock which would be outstanding as of January 9, 1997.

      The Reporting Person has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the shares of Common Stock owned by him.

     In May of 1995 the Reporting Person (through his individual retirement account) purchased 250,000 shares of Common Stock and 250,000 Warrants to purchase Common Stock of the Issuer. The Common Stock and Warrants were purchased in units and the aggregate purchase price for these securities was $200,000.00. The transaction was effected as part of a Private Placement with the Issuer.

     On October 22, 1996, the Reporting Person purchased 10,000 shares of the Issuer's Common Stock in the open market for approximately $0.56 per share and an aggregate price of $5,704.00. On October 23, 1996 the Reporting Person purchased 20,000 shares of the Issuer's Common Stock in the open market for approximately $0.44 per share and an aggregate price of $8,829.00. On November 26, 1996 the Reporting Person purchased 2,000 shares of the Issuer's Common Stock for approximately $0.31 per share and an aggregate price of $704.00.

     (d),(e)   Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------
          With the exception of the Subscription Agreement between the Reporting Person and the Issuer the Reporting Person has not entered into any contract, arrangement, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of loss or profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements understandings or relationships have been entered into except that the Reporting Person has agreed to pay advisory fees on these securities as part of his overall portfolio.

Item 7.   Materials to be Filed as Exhibits
          ---------------------------------
          None.


                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 1997




                                        By: /s/Stanley Becker
                                            ----------------
                                              Stanley Becker